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                            January 6, 2022

       Joshua Kinley
       Chief Financial Officer
       BigBear.ai Holdings, Inc.
       6811 Benjamin Franklin Drive, Suite 200
       Columbia, Maryland 21046

                                                        Re: BigBear.ai
Holdings, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed December 27,
2021
                                                            File No. 333-261887

       Dear Mr. Kinley:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1/A

       Cover Page

   1. In item (b) on the prospectus cover page, you state that you are registering for resale up to 124,931,453 shares
of common stock, which consists of 124,564,920 shares of common stock, 12,326,472
shares of common stock issuable upon the exercise of warrants, and
                                                        366,533 warrants by the
selling security holders named in your prospectus. However, in the calculation of the
registration fee and on page 14 of the prospectus, you note the selling stockholders
are registering up to 124,931,453 shares of common stock, which includes 366,533 shares
issuable upon exercise of warrants held by the selling
                                                        stockholders. Please
revise or clarify, as appropriate.
 Joshua Kinley
FirstName
BigBear.ai LastNameJoshua
           Holdings, Inc. Kinley
Comapany
January    NameBigBear.ai Holdings, Inc.
        6, 2022
January
Page 2 6, 2022 Page 2
FirstName LastName
Risk Factors, page 18

2. We note that your forward purchase agreements with certain investors provide those investors with the right to sell back shares to the company at a fixed price three months after the closing date of the business combination. Please revise to discuss the risks that these agreements may pose to other holders if you are required to buy back the shares of your common stock as described therein. For example, discuss how such forced purchases would impact the cash you have available for other purposes and to execute your business strategy.
The future sales of shares by existing stockholders may adversely affect the market price of the
Company's Common Stock, page 75

3. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company's common stock. Your discussion should highlight the fact that AE Industrial Partners, a beneficial owner of 83.5% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use. General

4. Given the nature of your offering, including, among other things, the substantial portion of your shares being registered for resale that are held by a single entity relative to the number of shares outstanding, the short time period your outstanding shares have been held, and your relationships with some of the selling stockholders as disclosed in your prospectus, please provide us with an analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act
         Rule 415(a)(1)(i) as opposed to an indirect primary offering. For guidance, please refer to
         Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.
 Joshua Kinley
FirstName
BigBear.ai LastNameJoshua
           Holdings, Inc. Kinley
Comapany
January    NameBigBear.ai Holdings, Inc.
        6, 2022
January
Page 3 6, 2022 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Joshua Shainess,
Legal Branch Chief, at (202) 551-7951 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Timothy Cruickshank